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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                     Commission File No. 0-28360


                          NOTIFICATION OF LATE FILING


(Check One):  [_] Form 10-K   [_] Form 11-K  [_] Form 20-F
                  [X] Form 10-Q[SB]  [_] Form N-SAR

For Period Ended:     September 30, 1996
                      ------------------------------------
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -------------------------------------------

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I--REGISTRANT INFORMATION

Full name of registrant: IBW Financial Corporation
                         -------------------------------------------------------

Former name if applicable: -----------------------------------------------------

Address of principal executive office (Street and Number):

4812 Georgia Avenue, N.W.
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City, State and Zip Code:        Washington, D.C. 20011
                          ------------------------------------------------------

                       PART II--RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject annual report, semi-annual report, transition report on Form 10-K[SB], 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)  The accountant's statement or other exhibit required by
           Rule 12b-25(c) has been attached if applicable.

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                              PART III--NARRATIVE

        State below in reasonable detail the reasons why the Form 10-K[SB], 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        As a result of factors beyond the control of registrant, the finalization of the drafting and review of the Form 10-QSB which is the subject of this notification by the responsible officers of the registrant and legal counsel to the registrant could not be effected in sufficient time to permit filing of the report on a timely basis.


                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Noel M. Gruber              (301) 654-6040
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                  (Name)                 (Area Code)  (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months for such shorter period that the
     registrant was required to file such report(s) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [_] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that registrant's net income for the nine months ended September 30, 1996 will be approximately $163,000 less than net income for the comprable period in 1995, or $.31 per share, due largely to one time costs related to termination of registrant's defined benefit pension plan, and a special FDIC assessment imposed on a portion of the deposits held by registrant's subsidiary bank.


                           IBW Financial Corporation
          ----------------------------------------------------------
                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 14, 1996               By: /s/ Thomas A. Wilson
                                      ---------------------------------
                                      Thomas A. Wilson
                                      Senior Vice President and Chief
                                        Financial Officer